Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

IBIO, INC.

(a Delaware Corporation)

The undersigned, Robert B. Kay, hereby certifies that:

1. He is the Executive Chairman and Chief Executive Officer of iBio, Inc. (the “Corporation”), a Delaware corporation, and is duly authorized by the Board of Directors of the Corporation to execute this instrument.

2. The present name of the Corporation is “iBio, Inc.” The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on April 17, 2008 under the name of “iBioPharma, Inc.,” filed a Certificate of Merger with the Secretary of State of the State of Delaware on July 25, 2008, merging the Corporation with InB:Biotechnologies, Inc., with iBioPharma, Inc. as the surviving corporation, and filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on August 10, 2009, changing the name of the Corporation from “iBioPharma, Inc.” to “iBio, Inc.”

3. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors and duly adopted by the stockholders of the Corporation at a meeting in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware (the “GCL”).

4. Article IV of the Certificate of Incorporation of the Corporation is hereby amended by adding the following paragraph to succeed the second paragraph of such article:

“Upon the filing and effectiveness (the “Effective Time”), pursuant to the GCL, of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, as amended, each ten (10) shares of Common Stock either issued and outstanding or held by the Corporation in its treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. All shares of Common Stock (including fractions thereof) held by a holder immediately prior to the Reverse Stock Split shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. Any fractional share resulting from such aggregation of Common Stock upon the Reverse Stock Split shall be converted into the right to receive a cash payment in an amount equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of a share of Common Stock on the NYSE American exchange immediately prior to the Effective Time. The Company shall not be obligated to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the effective time of the Reverse Stock Split, represented shares of old Common Stock shall, from and after the effective time of the Reverse Stock Split, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of new Common Stock into which the shares of old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of new Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of new Common Stock into which the shares of old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of new Common Stock to which such holder may be entitled as set forth above.”

5.       The foregoing amendment shall be effective at 4:10 p.m. (Eastern Time), June 8, 2018.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 8th day of June 2018.

By:	/s/ Robert B. Kay
Robert B. Kay
Executive Chairman and Chief Executive Officer